M. Timothy Elder

Direct Tel: (404) 815-3532

Direct Fax: (404) 685-6832

telder@sgrlaw.com

March 7, 2013

VIA EDGAR TRANSMISSION

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.

Schedule 13E-3 filed February 5, 2013

Schedule 13E-3/A filed February 15, 2013

File No. 5-03600

Dear Ms. Chalk:

We have today electronically filed with the Securities and Exchange Commission on behalf of SunLink Health Systems, Inc. (“SunLink” or the “Company”) this response to your letter of February 19, 2013 with respect to the Company’s Schedule 13E-3 filed February 5, 2013 (the “Schedule 13E-3”) and the Company’s Schedule 13E-3/A filed February 15, 2013 (the “Schedule 13E-3/A”) pursuant to your review thereof. The Company has also amended its Schedule 13E-3 including the Offer to Purchase. The Staff’s comments are reproduced below in bold text with the Company’s response below the comments.

Schedule 13e-3 – Exhibit (a)(1)(A) Offer to Purchase dated February 5, 2013

Summary Term Sheet – What does the board of directors of SunLink think of the offer? page 2

1.	In this section, you state only that the board of directors is not making a recommendation with respect to the Offer. However, as noted later in the Offer to Purchase, the board of directors believes the offer is substantively and procedurally fair to shareholders. This fact should be addressed here.

The Company has amended its original Offer to Purchase (hereinafter sometimes the “OOTP”) to add the following sentence after the first sentence of the referenced question in the OOTP:

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

“As discussed below in Section 2, Special Factors; Additional Background—Fairness of the Offer, the Company’s Board believes that the Offer is procedurally and substantively fair to the unaffiliated shareholders of the Company including both those who tender their shares and receive payment and those who continue to hold the Company’s common shares after the Offer.”

What will be the form of payment of the purchase price in the Offer? page 3

2.	We note the disclosure here that you will not pay interest on the purchase price “even if there is a delay in making payment” for tendered shares. In your response letter, with a view to possible additional disclosure, tell us the circumstances under which payment for tendered shares could be delayed. We may have further comments.

The Company supplementally advises the Staff that it is not aware of any ordinary circumstances where there a likelihood of a delay in payment. Extraordinary conditions which might give rise to a delay in payment could include, among other things, circumstances such as those set forth under clauses (a), (b), (c), (d), and (e) of the conditions to the Offer to Purchase as set forth on pages 31 and 32 of the OOTP.

Special Factors, page 15

3.	This section should be moved closer to the forepart of the Offer to Exchange, immediately following the Summary Term Sheet.

In furtherance to our telephone conversation subsequent to the issuance of the Comment Letter, the Company has amended its Offer to Purchase to: (A) move the section entitled “Forward Looking Statements” (pages 7-9 of the OOTP) to after Section 17 of the OOTP and, (B) move the subsection—”Certain Effects of the Offer” from Section 1 of the OOTP (beginning on page 11 of the OOTP and continuing through page 14 of the OOTP) to Section 2 immediately prior to the subsection captioned “Fairness of the Offer” (which currently begins on page 19 of the OOTP). Section captions and the table of contents and cross references also were adjusted accordingly.

Background of the Offer, page 16

4.	Clarify your intentions with respect to a second tender offer or other transaction, assuming this offer is successful in allowing you to deregister the common shares. If you can deregister after this offer, do you still currently intend to proceed with a second offer or other liquidity event available to all remaining shareholders?

On page 17 of the OOTP, the Company stated: “The Board determined to proceed first with an offer solely to odd lot holders. The Board noted that after completion of an odd lot tender offer and an evaluation of the effects of the completion of such an offer that the Board could

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

again consider whether it would be in the best interests of the Company’s remaining shareholders to consider providing them with a liquidity opportunity, including in the form of a tender offer open to all shareholders, especially if the Company’s goal of ceasing to be a public company could be effected as a result of the successful completion of a prior odd lot offer”.

On page 22 of the existing OOTP, the Company stated: “We may in the future purchase additional shares in the open market subject to market conditions. We may also purchase shares in private transactions, tender offers or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the Offer. However, Rule 14e-5 under the Exchange Act generally prohibits us and our affiliates from purchasing shares, other than through the Offer, until after the expiration or termination of the Offer. Any possible future purchases by us will depend on many factors, including the market price of the shares, the results of the Offer, our business and financial position and general economic and market conditions. See also “Alternatives” above.”

In order to respond to the Staff’s comment, the Company has revised page 16 of the OOTP to add the following text in bold after the bold-faced language on page 16 of the OOTP:

“Whether or not the Offer results in the Company qualifying to deregister with the SEC, the Company may, in the future, purchase additional shares in tender offers, including a potential follow-on tender offer open to all holders of SunLink shares. We may also purchase shares in the open market subject to market conditions, in private transactions, or otherwise. Any of these purchases may be on the same terms as, or on terms more or less favorable to shareholders than, the terms of the Offer including the per share price but exclusive of the bonus. Any possible future purchases by us will depend on many factors, including the market price of the shares, our business and financial position, our liquidity and capital resources, including our borrowing ability and our compliance or non-compliance under existing loan agreements as well as general economic and market conditions.”

The Company supplementally advises the Staff that as a result of the dissemination of the OOTP, the Company has received unsolicited expressions of interest from various round lot holders with respect to the potential sale of their shares, many of who have expressed frustration that the Company is not making the same $1.50 per share offer price to them. Obviously, the Company is not and has not engaged in any negotiations or made any offers in response to such expressions of interest. However, as discussed in the “Background of the Offer,” the Company did consider a tender offer for up to $3.75 million of SunLink shares and likely will again consider whether it is in the best interests of the Company and its shareholders to conduct such an offer, however, no decision has been taken to conduct any such offer and the Board necessarily will consider the Company’s liquidity and capital resources, including the Company’s borrowing ability and the Company’s compliance or non-compliance under existing loan agreements, as well as its eligibility or ineligibility to deregister its shares following the conclusion of the odd lot tender offer in determining whether to conduct such a follow on offer. The Company respectfully

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

submits that except as proposed to be disclosed in the new bold-faced text provided above, any further statements about future transactions would be entirely speculative at this point and inappropriate.

5.	We note that the board did not engage a financial advisor in connection with this going private transaction. Explain how the board of directors set the offer price and the amount of the bonus for odd lot holders tendering all of their shares into the offer. Please be specific.

As disclosed on page 19 of the OOTP: “The Board of the Company believes that the Offer is procedurally and substantively fair to the unaffiliated shareholders of the Company, both those who tender their shares and receive payment and those who continue to hold the Company’s common shares after the Offer is completed. In making this determination, the Board considered factors it believed favored the fairness of the transaction, as well as factors that, from the perspective of an unaffiliated shareholder, may not have favored the fairness of the transaction. These factors considered both the substantive fairness (that is, the voluntary tender offer at an offer price of $1.50 in cash plus the bonus) and the procedural fairness of the transaction. In reaching the determination that the offer is fair to all of the Company’s shareholders, our board of directors considered all factors as a whole. The Board did not assign any specific weight to any specific factor. Individual directors may have given different weight to different factors. None of the factors that our board of directors considered, however, led our board of directors to believe that the Offer is unfair to any of our shareholders.”

In order to respond to the Staff’s comment, the Company has revised the disclosure on page 19 to add prior to the penultimate sentence of the above paragraph the following text:

“In fixing the Offer Price, the Board did not believe that the factors it considered established or could establish a single definitive valuation of a “fair price”. To the extent such factors suggested a range of fair prices, the Board did not believe any point within any such general range was or would be more definitively fair than any other point within a range. Likewise, the Board did not believe that the factors it determined were not material to its analysis and which were not considered would have assisted the Board in either establishing a single definitive valuation of a “fair price” or in fixing with greater particularity the upper and lower limits of a range of fair prices. Furthermore, the Board did not believe that a fairness opinion would have established a single definitive valuation but would, at best, have established a variety of values and a range of fairness with no point within any such range being more definitively fair than any other point within a range. The Board did not undertake to establish the boundaries of any potential range of fairness and set the Offer Price at $1.50 following a general discussion by the Board based on a suggestion that $1.50 per share would be within a range of fairness based on the factors considered by the Board primarily in light of the fact that such price would represent a premium to the market price of the Company’s common shares but a discount to the book value of such shares.”

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

6.	Refer to page 20. Expand the section entitled “The Offer Price also was determined in light of the Company’s financial performance generally” to explain how the financial performance was considered to arrive at the $1.50 per share offer consideration.

The Company has revised and expanded the disclosure on page 20 by adding the following text (which is substantially similar to the text set forth in the Company’s recently filed Form 10-Q) after the first sentence of the referenced section:

“Among other things, the Board considered anticipated results for the quarter and six months ending December 31, 2012. Actual results for the quarter and six months were consistent with the anticipated results as of the time of the Board’s deliberations. Loss from continuing operations was $1,395,000 ($0.15 loss per fully diluted share) for the quarter ended December 31, 2012 compared to loss from continuing operations of $1,397,000 ($0.15 loss per fully diluted share) for the quarter ended December 31, 2011. Loss from continuing operations was $3,017,000 ($0.32 loss per fully diluted share) for the six months ended December 31, 2012 compared to loss from continuing operations of $3,140,000 ($0.39 loss per fully diluted share) for the quarter ended December 31, 2011. Although the loss for the six months ended December 31, 2012 decreased, such decrease did not result from an improvement in operating results, but rather resulted from decreased interest expense which was partially offset by increased operating loss as compared to the comparable prior year period.

The Board also considered an expected impairment charge to certain long-lived assets. Central Alabama Medical Associates, LLC (“CAMA”), an indirect subsidiary of the Company, owns a hospital facility and related equipment in Clanton, Alabama, which it leased to a third party hospital operator. The lessee/operator held a Certificate of Need and other required hospital operating licenses. On October 29, 2012, the Alabama Department of Public Health issued an emergency order to suspend the operating license of the former lease/operator and for the cessation of all operations in an orderly manner due to the former lease/operator’s inability to meet its financial obligations and failure to have an effective governing authority. Due to the changes in circumstances regarding the hospital and equipment in Clanton, Alabama, the Company determined that the carrying amount of such assets would be unlikely to be fully recoverable. The net realizable value of the hospital and equipment was evaluated and it was determined that an impairment of the net value of the leased property, plant and equipment had occurred. A pre-tax impairment charge of $789,000 was recognized in continuing operations in the loss from continuing operations for the six months ended December 31, 2012.

The Board also considered that the Company had incurred losses from continuing operations in nine of the last ten fiscal quarters through the quarter

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

ending December 31, 2012. The Company lost $1,395,000 from continuing operations in the fiscal quarter ended December 31, 2012, including the recognition of electronic health records incentive payments of $1,024,000 (which payments the Board noted are anticipated to diminish significantly in fiscal 2013 and 2014 and end in fiscal 2015).”

7.	Explain the reasons for the timing of the offer. See Item 1013(c) of Regulation M-A. Your expanded disclosure should address the timing of this offer with respect to the sale of two additional hospitals currently being negotiated (see page 21). Why are you attempting to consummate the offer before the sale, which is currently in discussions?

The Company respectfully submits that the comment misapprehends the status of the potential discussions with respect to the potential disposition of the two hospitals at the time of the original filing. For example, in preparing the pro forma discussion on pages 35 through 37 of the OOTP, the Company concluded that no pro forma discussion was necessary or appropriate with respect to a disposition of either hospital because the Company was not able to conclude that either transaction was probable of consummation, which is stated in the discussion on page 21 of the OOTP. The Company supplementally advises the Staff that discussions are continuing and that, if the Company concludes, based on subsequent developments, that a material transaction becomes probable of consummation, the Company will amend its OTP to make pro forma disclosure with respect to any such transaction.

With respect to the timing of the Offer, as discussed in the “Background of the Offer” on page 16 of the OOTP, under the Company’s prior senior credit agreement, consent of the former senior lender would have been required for any tender offer prior to the termination of such facility. Further, the likelihood of success of any odd lot tender offer was viewed as uncertain, absent the ability to offer a bonus tied to the cost of servicing such odd lot accounts. Likewise, the ability to make a tender offer to all holders for a significant number of shares would be dependent on the availability of significant cash and consent of the Company’s then senior lender under a credit agreement expiring on January 1, 2013. Thus, lender consent likely would have depended on the scope of the offer as well as the availability of funds to pay off the senior credit agreement at maturity. The availability of funds for an offer to all holders was dependent on the Dexter Hospital Sale. As indicated under “Why is the Company making the Offer Now?” on page 2 of the OOTP, the continued underperformance of the Company has called into further question the utility of remaining a public company. In light of the above and to respond to the Staff’s comment, the Company has added the following paragraph to the OOTP on page 3 thereof immediately prior to the last paragraph of such section of the referenced disclosure:

“We are making the Offer now because: (a) we do not require (unlike in prior periods) the consent of any lender to make the Offer, (b) we are able to offer an incentive to odd lot holders to tender their shares, (c) we have available capital resources to fund the Offer as the result of the Dexter Hospital Sale, including sufficient funds to allow us to make a follow-on tender offer to holders of its common shares generally if the Company concludes such follow-on tender

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

offer is necessary to reduce the number of its registered holders to allow it to go private or is desirable to provide a liquidity event to round lot holders, (d) the Company’s recent financial performance has lent greater urgency to reducing the Company’s costs (which the Company believes it will achieve by being private), and (e) the benefits of remaining a public company are limited in circumstances where the Company’s focus is on enhancing its existing hospital portfolio and disposing of underperforming and/or non-strategic assets. We are also making the Offer now because the Company does not believe any additional benefits would accrue to odd lot holders with respect to potential asset disposition transactions even if they accrue and that waiting is not warranted in attempting to reduce the Company’s costs.”

8.	Refer to the last paragraph on page 21. Expand to provide more specifics about the indications of interest received from third parties, including when those indications were received and any material terms. In addition, as part of your discussion of the alternatives to this transaction considered by the board, explain why these alternate transactions were not pursued.

The Company has disclosed all firm offers made by any unaffiliated party within the past two years for a merger, consolidation, or sale or transfer of a substantial part of the Company’s assets or a purchase of the company’s securities. (See pages 22 and 45 of the OOTP). The Company respectfully submits that expressions of interest with respect to potential acquisitions of the Company which are greater than two years old are not material to a shareholder’s consideration of the Odd Lot Tender Offer. For example, the Company supplementally advises the Staff that in March 2010, the Company engaged Fennebresque & Co. of Charlotte, NC as financial advisor to aid in our evaluation of strategic alternatives as well as in connection with a potential refinancing of our outstanding indebtedness. No agreements were reached or approved by the Board of SunLink to effect any strategic transaction or to refinance any of its outstanding indebtedness as a result of such engagement. Furthermore, such engagement was disclosed by press release and such engagement and the absence of any agreements as a result of the engagement also were disclosed in the Company’s Form 10-K filed October 10, 2010 (see page 6 thereof).

Expressions of interest or proposals at still earlier times for the Company were for a vastly different company with materially more hospitals and no specialty pharmacy business, the acquisition of which has not been profitable. As noted above, the Company believes potential transactions which are more than two years old are too remote to have continued relevance, are not relevant to the business of the Company as currently conducted, offer no logical historical end point for disclosure, are immaterial to the current value of the Company, and would be misleading with respect to the current value of the Company and its common shares.

The Company further supplementally advises the Staff that the pendency of the Offer to Purchase has not resulted in any expressions of interest with respect to a sale to, or merger of the Company with, any other entity.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

9.	Refer to page 22. Explain which specific covenant under the RDA Loan the company expects to violate and why. Update the disclosure regarding your attempts to seek a modification or waiver of this provision.

The Company has amended the paragraph discussing the Trace RDA Loan by deleting the first two sentences thereof and replacing it with the following paragraphs which are substantially similar to the disclosure in the Company’s recently filed Form 10-Q:

“On July 11, 2012, SunLink, MedCare South, LLC (formerly known as SunLink Healthcare, LLC) (“MedCare”), as guarantor, and Southern Health Corporation of Houston, Inc. (“SHCH”), an indirect wholly-owned subsidiary of the Company, as borrower, closed on a $9,975,000 Mortgage Loan Agreement dated as of July 5, 2012 (the “Trace RDA Loan”) and up to a $1,000,0000 Working Capital Loan Agreement dated as of July 5, 2012 (the “Trace Working Capital Loan”) with a bank. SHCH owns and operates Trace Regional Hospital “Trace”) in Houston, Mississippi. In December 2012, the Company made a $500,000 payment on the Trace RDA Loan as required by the original terms of such loan. The Trace RDA Loan contains various terms and conditions, including financial restrictions and limitations, and affirmative and negative covenants. The covenants include financial covenants measured on a quarterly basis which require SunLink’s SHCH subsidiary to comply with a ratio of current assets to current liabilities, debt service coverage, fixed charge coverage, and funded debt to EBITDA, all as defined in the Trace RDA Loan.

At December 31, 2012, SHCH was not in compliance with the debt service coverage ratio. The Company is currently discussing a modification or waiver of this non-compliance with the lender but has been unable to obtain such waiver as of March 5, 2013. As a result, the amount of indebtedness under the Trace RDA Loan of $9,288,000 is presented in current liabilities in the Company’s condensed consolidated balance sheet as of December 31, 2012. If SHCH is unable to obtain a waiver of the non-compliance and a modification of the covenant, SHCH would cease to have a right to draw on the revolving working capital loan (as to which SHCH currently is unable to draw due to its non-compliance with the debt service coverage ratio covenant). Further, the lender under the Trace RDA Loan would, among other things, be entitled to call a default and demand repayment of the indebtedness outstanding from SHCH or from the Company under its guarantee of such indebtedness. The amount of indebtedness outstanding under the Trace RDA Loan at February 14, 2013 was $9,251,000. The ability of SHCH and the Company, respectively, to make the required debt service under the Trace RDA Loan or the guarantee depends on, among other things, the respective ability of SHCH and the Company to generate sufficient cash flows, including from operating activities. If SHCH or the Company are unable to generate sufficient cash flow from operations to meet

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

debt service on the Trace RDA loan or the guarantee, including in the event the lender were to declare an event of default and accelerate the maturity of the indebtedness, such failure could have material adverse effects on the Company. SHCH and the Company are currently discussing a modification or waiver of the non-compliance with the lender. Although SHCH and the Company believe they will be able to negotiate a waiver and covenant modification, the Company cannot assure you that a waiver and/or covenant modification will be obtained or the timing thereof or what modifications may otherwise by required to the Trace RDA Loan and Trace Working Capital Loan by the lender.”

Fairness of the Offer, page 19

10.	Expand this section to address the fairness of the offer to the non-odd lot holders of the common shares who are not eligible to participate. Explain how the board considered this group’s interests in assessing fairness and why it believes the offer is fair to all unaffiliated shareholders, including those who cannot participate.

An odd-lot offer is, of course, inherently discriminatory in that non-odd lot holders cannot participate. The Company also sought guidance from the Staff as to whether there was any mechanism or relief that would have permitted conducting an odd lot tender offer with a bonus feature so as to allow such offer to be conducted in tandem with an offer open to all holders at the same price but without the bonus feature. Based in part on conversations with the Staff, the Company concluded that such an approach would not be permissible under existing applicable securities laws and regulations. Item 1014 focuses on the fairness of the going private transaction to unaffiliated holders. The Company believes the transaction is fair to continuing holders based on the relative expected cost savings versus the benefits of being a public company. Accordingly, to address the Staff’s comment, the Company has added the following paragraph on page 21 of the OOTP after the last existing bold faced paragraph:

“The Board believes the transaction is fair to unaffiliated shareholders who can tender but who choose not to tender because, as noted above, participation in the Offer is voluntary. The Board further believes the transaction is fair to unaffiliated shareholders who elect not to tender because the Board believes the cost savings of becoming a private company outweigh any advantages of remaining a public company. As discussed in Section 2—Purposes and Reasons for Going Private, the Board expects the Company to realize substantial savings by becoming a private company. In contrast, as a small public company with a thinly traded stock, existing investors have limited liquidity from holding a public company security. As a small public company with a thinly traded stock, the Board believes the Company is unable to attract significant analyst or broker-dealer interest in either following the Company or in making a market in the Company’s shares. Furthermore, because of the low market price of the Company’s shares, the Board believes that the ability of the Company to utilize its shares in connection with potential

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

acquisitions and the Company’s former growth strategy was and continues to be extremely limited. In particular, the Board believes the Company is unable to pursue an effective acquisition strategy when there is a continuing substantial disparity between the market price for the Company’s shares and the book value for such shares. In particular, the Company believes an acquisitions strategy based on acquiring assets for Company shares at current market prices, much less a discount thereto, would not be attractive to existing shareholders in light of the dilution they would suffer. Conversely, an acquisition strategy based on book value for the Company’s shares would not be viable because potential sellers of healthcare businesses likely would not be willing to accept share consideration based on a book value that is materially higher than market prices for the Company’s shares, especially when the Company’s shares have traded below book value for a lengthy period. Accordingly, the Board believes the Company and, in turn, its shareholders suffer the adverse effects of the high costs of being a public company with little or no benefit or potential benefit from such status.

The Board believes the Offer is fair to unaffiliated holders who cannot participate because, among other things, (i) the benefits of the expected cost savings outweigh the expected costs of the Offer and the benefits of remaining a public company and (ii) the Company intends to continue to provide continuing shareholders with information about the Company (see pages 15-16 of the OOTP).

With respect to the fairness of the specific Offer Price, the Board has said it believes such price is fair to unaffiliated shareholders who tender because it represents a material premium over recent market prices, and conversely, it believes such price is fair to unaffiliated shareholders who elect not to tender because the aggregate consideration potentially being paid, even including the bonus, is still less than the estimated recurring annual savings and less than the Company’s book value per share.”

11.	The factors listed in Instruction 2 to Item 1014 are generally relevant to the fairness of the consideration to be offered in a going private transaction. To the extent that any particular factor is not relevant in the context of your transaction, this may itself be important information for shareholders. Please revise to address each Instruction 2 factor, or to explain why any single factor was not considered or was considered but given little weight in the context of this transaction.

The Company believes the existing disclosure addresses clause (i) current market prices (pages (ii), 10 and 19), clause (ii) historical prices (pages 19 and 33), clause (iii) net book value (page 20), and clause (iv) reports, opinions, and appraisals (none as disclosed on pages 5 and 20). In response to the Staff’s comment, the Company has added the following text on page 20 immediately prior to the paragraph that begins “The Offer Price also was determined in light of

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

the Company’s financial performance generally” in order to address the remaining two factors referred to in Instruction 2 to Item 1014:

“The Offer Price was determined without regard to a specific determination of the going concern value of the Company. The Board did not engage financial advisors to perform an analysis to determine the going concern value of the Company because there are no appraisal rights available to any shareholder and because of the difficulty and speculative nature of such determination. Going concern value is often referred to as the “fair value” of the corporation as a whole, which is sometimes called its “enterprise value”. Phrased another way, going concern value is the value of a company as an operating venture. The difference between the liquidation value and the going-concern value is the value of intangibles associated with the running of the business, such as goodwill and intellectual property. The Company’s intellectual property consists largely of operating manuals and policies which are not unique in the healthcare industry and its electronic health records systems which are not proprietary to the Company. In considering “going concern value” the Board did not believe any specific going concern value would exceed a range between the market price and the book value of the Company’s shares, each of which is disclosed in this Offer to Purchase and did not believe that a discounted cash flow analysis would be particularly meaningful because of the lack of meaningful public company comparables to SunLink, especially in light of its size, the underperformance of the Company in recent years, recent divestures by the Company, including the Dexter Hospital Sale, and the fact that the Board has determined to consider the selective disposal of underperforming and/or non-strategic hospital facilities as a part of its efforts to return the Company to profitable operations .

The Offer Price was determined without regard to a specific determination of the liquidation value of the Company. Although the Board briefly considered the question of the potential liquidation value with Company management, the Offer Price was determined based primarily on the premium to the market price. The Board did not obtain any appraisals or engage financial advisors to perform an analysis to determine the liquidation value of the Company because (A) there are no current plans to liquidate the Company, (B) the Company believes that any disposal of underperforming and/or non-strategic hospital facilities or other assets will occur, if at all, over time, (C) of the difficulty and speculative nature of such determination and (D) the objective in disposing of under-performing and/or non-strategic assets is to return the Company to profitability, albeit as a smaller company. In determining not to conduct a detailed liquidation analysis, the Board was cognizant of the fact that the potential disposition value of individual healthcare facilities are influenced by many factors beyond the operating performance of a hospital. Such factors include but are not limited to many of the factors described elsewhere in this Offer to Purchase under “Forward-Looking Statements.” Additional factors

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

include the number of competitors in the service area of the facility, the proximity of the facility to other existing and potential facilities, the demographics of the service area, the financial condition and number of potential acquirers, the market share and/or market domination of competitors, the ease of entry into the market, including whether a certificate of need is required, the acquisition strategies of local competitors, the desire of new companies to enter the market area, the availability of capital resources to potential acquirers, and more. Furthermore, the liquidation value of assets can vary significantly depending on the context of their potential disposition. As noted above, in considering whether to seek a formal liquidation analysis, the Board discussed with management potential liquidation value. Management informed the Board that management’s current, best case, informal estimate of such value, based solely on internal estimates, not based on any recent appraisals or transaction data, and subject to the issues noted above, of what management considered might be the potential liquidation value for the Company would be $2.22 per share. Management noted that such estimate was based on an assumed liquidation period of 24 months and was after estimates for taxes, transaction costs and net proceeds and was based on the then current numbers of shares outstanding and the on-going expenses of the Company as a reporting company. Such informal estimate was less than the book value per share of the Company but higher than recent market prices. Management cautioned that such estimate was extremely informal and was not intended to be relied on by any third parties. Given the many uncertainties associated with management’s estimate of potential liquidation valuation and for the other reasons noted above, the Board did not consider that such informal estimates were particularly relevant and, at best, simply one of several factors to be considered in evaluating the fairness of the Offer or the determination of the Company to go private. On March 4, 2013, management revised its internal estimate of liquidation value to $2.38 per share based largely upon tentative third party proposals subsequently received for purchase of two of its underperforming hospitals.”

Section 7. Conditions of the Offer, page 31

12.	Refer to subparagraphs (h) and (i) on page 32. From the way in which these conditions are drafted, any 10% decline from February 4, 2013 levels would result in a “triggering” of this offer condition, whether or not such 10% decline persisted at the expiration of the offer. Therefore, please confirm that if such a drop occurs while the offer is pending, you will amend the offer to inform shareholders how you intend to proceed (rather than waiting until expiration to do so). Please confirm your understanding in your response letter.

The Company has amended the conditions to the Offer to delete subparagraphs (h) and (i) of the Conditions to the Offer.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

The Company supplementally advises the Staff that as of the date of this response letter, the market prices of the Company’s shares have declined more than 10%.

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

Selected Historical and Pro Forma Financial Information, page 35

13.	Revise to reflect the updated financial data included in the Form 10-Q filed on February 14, 2013.

The Company has revised the Offer to Purchase to update the Selected Historical and Pro Forma Financial Information to reflect the updated financial data included in the Form 10-Q.

Schedule 13E-3/A filed February 15, 2013 – Exhibit (a)(5)(B)

14.	Refer to the last paragraph of the press release dated February 15, 2013 and included as exhibit (a)(5)(B) to the Schedule 13E-3/A. In future filings, delete or qualify the disclaimer language there (and in your February 5, 2013 press release) that you are under no obligation to update the information disclosed in the press release or the Offer to Purchase.

The Company will update the disclaimer in future filings and press releases to add “except as required by applicable law” to the disclaimer.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label “CORRESP”. In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing review by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

March 7, 2013

•	SunLink may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

In addition to this response which the Company has filed as correspondence, attached hereto is a Tandy letter from the Company making the requested acknowledgements.

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:fls
Enclosure

cc:	Robert M. Thornton, SunLink
Mark J. Stockslager, SunLink
Howard E. Turner, Esq.